UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: NOTIFICATION OF MAJOR SHAREHOLDING

Copenhagen, December 2, 2025: Cadeler A/S (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

Nordea Funds Ltd.’s indirect shareholding in Cadeler has changed in connection with an indirect purchase of shares in Cadeler on November 21, 2025.

As a consequence thereof, Nordea Funds Ltd. indirectly controlled, as of November 21, 2025, 17,636,378 Cadeler shares of a nominal value of DKK 1 each, corresponding to 5.02% of Cadeler’s total share capital and voting rights.

Nordea Funds Ltd. is a limited liability company organised under the laws of Finland under the registration number 1737785-9 with its registered address at Satamaradankatu 5, Helsinki, FI-00020, Finland. Nordea Funds Ltd. is not controlled by any natural person or legal entity.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer